AICA GUARANTEED ACCOUNT


                       Aetna Insurance Company of America
          Supplement Dated January 14, 2000 to May 3, 1999 Prospectus


The information in this supplement amends certain information contained in the prospectus dated May 3, 1999 and restates the information in and replaces the prospectus supplement dated May 27, 1999. You should read this supplement along with the prospectus.

1. The following information replaces the last paragraph of the "Additional Disclosure Information" section on the cover page of the prospectus:

                Our Home Office:                       Our Service Center:
         Aetna Insurance Company of America     Aetna Insurance Company of America
            5100 West Lemon Street                     151 Farmington avenue
                  Suite 213                         Hartford, Connecticut 06156
             Tampa, Florida 33609                         (800) 531-4547

   All other references in the prospectus to our "Home Office" are replaced with our "Service Center".

2. The following information replaces the last paragraph of the "Investments" section on page 5 of the prospectus:

     Amounts allocated to the Guaranteed Account are held in a nonunitized separate account established by the Company under Florida law. Prior to January 5, 2000, these amounts were held in a nonunitized separate account established by the Company under Connecticut law. To the extent provided for in the contract, assets of the separate account are not chargeable with liabilities arising out of any other business that we conduct. See "Investments."

3. The following information replaces the "Investments" section on page 12 of the prospectus:

     Investments

     Amounts applied to the Guaranteed Account will be deposited to a nonunitized separate account established under Florida law. A nonunitized separate account is a separate account in which the contract holder does not participate in the performance of the assets through unit values or any other interest. Contract holders allocating funds to the nonunitized separate account do not receive a unit value of ownership of assets accounted for in this separate account. The risk of investment gain or loss is borne entirely by the Company. All Company obligations due to allocations to the nonunitized separate account are contractual guarantees of the Company and are accounted for in the separate account. All of the general assets of the Company are available to meet our contractual guarantees. To the extent provided for in the applicable contract, the assets of the nonunitized separate account are not chargeable with liabilities resulting from any other business of the Company. Income, gains and losses of the separate account are credited to or charged against the separate account without regard to other income, gains or losses of the Company.

4. The following information replaces the last paragraph of the "Types of Investments" section on page 13 of the prospectus:

     We are not obligated to invest the assets attributable to the contract according to any particular strategy, except as required by Florida and other state insurance laws. The guaranteed interest rates established by the Company may not necessarily relate to the performance of the nonunitized separate account.

5. The following information replaces the "Distribution of Contracts" section on Page 13 of the prospectus:

     Distribution of Contracts

     Aetna Life Insurance and Annuity Company (ALIAC) serves as principal underwriter for the securities sold through this prospectus. ALIAC is registered as a broker-dealer with the SEC and is a member of the National Association of Securities Dealers, Inc.

     Certain broker-dealers may be offered special guaranteed rates in connection with the Guaranteed Account offered through the contracts, and ALIAC may negotiate different commissions for these broker-dealers. For additional information, see the contract prospectus.



Form No.: X.AICAGA-99A                                             January, 2000